Madsen & Associates, CPA

684 East Vine Street

Murray, UT 84107

January 10,20 13

Securities and Exchange Commission

Washington, D.C. 20549

Dear Sirs:

We have read Item 4.01 of the Form 8-K dated January 10, 2013, of George Foreman Enterprises and arc in agreement with the statements contained in the first and second paragraphs of Item 4.01 on page 2 therein. We have no basis to agree or disagree with the other statements of the Company contained therein.

We hereby confirm that there were no "reportable events" (as defined in Item 304(a) ( I ) (v) of Regulation S-K) that occurred within the two most recent fiscal years of George Foreman Enterprises

Sincerely,

Madsen & Associates, CPA's Inc.

cc: George Foreman Enterprises